OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

21st June 2019

Camppedia, Inc.



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Contents

THIS DOCUMENT IS INTENDED FOR REVIEW ON LETSLAUNCH ONLY. DO NOT COPY OR DISTRIBUTE





Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company (**"LetsLaunch"**), for the sole purpose of evaluating investments in certain securities (**"Securities"**) offered by **Camppedia, Inc** a **C-Corp formed in the State of Delaware** (**"Camppedia"**, **"Company"**, or the **"Issuer"**). The Securities, in the form of a Convertible Promissory Note as outlined in the Summary of Offering Section, will be governed by, a Convertible Crowd Note Purchase Agreement (the "Crowd Note") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD$40,000** and a maximum of **USD$107,000** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the Crowd Note.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect",



"anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.

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Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal and the Crowd Note.

The Securities offered for sale by the Issuer on the Portal are governed by the Crowd Note, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD$40,000**
Maximum Offering Amount	**USD$107,000**
Offering Period	The Offering will close at 11:59 PM on **1st November 2019**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Maturity Date	**07/29/2022**
Discount	**20%**
Interest Rate	**9%**
Valuation Cap	**USD$5,000,000**
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal
2. Click "Invest" on the Offering made available on the Portal
3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor
4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding
5. Input the amount the investor wishes to invest in Securities offered by the Issuer
6. Execute the Crowd Note and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the Crowd Note. At this point, the Offering will be deemed to have been



successfully closed (the **"Closing"**) and the executed Crowd Note and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the Crowd Note.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the end of the Offering Period and the target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the Crowd Note. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change ("Material Change") to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or



sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The Issuer is not offering any perks and rewards associated with the Offering.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.
6. It is not a development state company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.



Business Plan

Company Overview

Every year, parents spend hours painfully searching for the right camp for their kids. Parents use words like "*overwhelmed*", "*defeated*", and "*exhausted*" when describing their current shopping experience. This is a big problem - in the US alone, parents spend **over $18 billion** per year sending their kids to camps; with such a huge market shouldn't the experience be easy and dare we say, fun?

At the same time, camp providers spend a lot of time and money getting their name out. They struggle to identify and market to interested parents and many camps have a cumbersome registration process that can result in unfilled camp seats. Camps want more efficient ways to engage with interested parents and manage the registration experience.

Camppedia is a modern, online camp marketplace and registration platform. The marketplace provides parents a way to effortlessly find & book the right camps for their kids and gives camp providers a space to market to their target audience.

Camppedia was founded by siblings Ana and Tudor, who, year after year, had the first-hand experience of how agonizing it was to find the right summer camps for their children. Tired of struggling with a painful experience and emboldened by hearing the same frustrations from their friends, they decided to tackle the problem head-on.

With a combined 30 years of experience in marketing, technology and e-commerce, we did our homework:

- Is there a true need here from parents and camps?
- Is there a large enough market?
- Do we have the skills and commitment to building this business?

Research with parents and camp providers gave us qualitative support for the need of this service for both sides. Camppedia's first milestone was met in March 2019 with the launch of the camp search engine feature of the marketplace targeting only Central Houston. Through the launch we have identified efficient channels to engage parents. We also saw that parent weekly visitors return rates grew to over 18% during the summer break shopping season.

While focusing on the parents first, we had an estimated 10% of the camp providers in central Houston engage with us. Our next milestone is building relationships with camp providers, test our revenue models and build our the paid tier market share.

Products and Services

Camppedia will serve as a marketplace for parents to discover and book the right camp for their kids. Currently, parents spend a lot of time scouring the internet to find camps that meet their criteria just to



then spend hours trying to book them. Camppedia gives parents their time back by providing a central location to find and book camps based on their desired criteria.

Camppedia will also help camp providers engage and connect with parents that are actively looking for camps for their children. Camp providers struggle to identify and market to new parents and spend money on ineffective and immeasurable marketing channels such as fairs and print advertising.

Our vision is not only a marketplace for parents and camps, but also providing camp providers with a subscription software platform to automate and streamline the enrollment, payment, and other back-office tasks. The resulting synergies create a sustainable growth engine while giving us first mover advantage and cementing our market share.

Revenue model

We plan our primary revenue stream to be a **commission on sales**, captured through offering camps an enrollment and payment platform. This platform would be used both on Camppedia and on the camp providers own websites - so every seat sold by those camps is monetizable.

Camp providers we talked to were open to this model, because they saw value over their current options.

Furthermore, every parent participating in one of the camps automatically becomes part of our platform, generating a growth feedback loop. As we grow there are additional revenue streams we identified which can be added to the platform.

Target Market

The parents:

- Working parents have a lot on their plate and when school is out, which is approximately 16 weeks out of the year, there is a scramble to find a place to put their children, but not just any place - one that provides an enriching experience. Working parents look for day camps to fill most of those weeks and sometimes look for a few select overnight camps. As children grow their interests change, so parents need a variety of camps to choose from.

- Houston Parent (K.A.), May 2019:

- *"Camppedia is a lifesaver. Until I met Tudor a few weeks ago, I had been spending hours browsing blogs and Google to learn which summer camps were options for my children. After 5 minutes on Camppedia, I had a whole list of camps that met my requirements! Thank you, Tudor and team."*

The Camp Providers:



- Camp providers face the challenge of getting in front of parents who want their services, especially smaller camps that lack marketing capacity and expertise. Through market research, several camps have communicated to us that they struggle to connect with parents who are looking for their services.

- What camp providers are telling us:

- *"I went to the camp fair and only got one enrollment..."*

- *"Your geographic targeting is great, can't get that with my current channels"*

Market size:

- Houston is just the beginning of our journey - and it's a great place to start: in the metro area there are at least 1 million school age kids. We estimate 200,000 of them go to camp each year, which translates into an estimated annual market size of $300 to $500 millions.

- From Houston we will expand to other major metro areas. It is estimated that in the US more than 14 million kids go to camps each year, with parents paying over $18 billion.

- Imagine in a few short years we capture 5-10% of the Houston market - that translates into a yearly revenue potential of $700k to $1.4 million. Even a 2% share of the US market could result in revenues of close to $20 million a year, and the market is in dire need of a solution: Camppedia.

Marketing Plan

Our marketing strategy for parents is to use a mix of paid and unpaid channels. We already ran tests through GoogleAds and Facebook and have utilized free channels such as school parent organizations in central Houston. We believe there are several other free channels that we can tap into such as Facebook parent groups. Our approach with parents will drive a pull through strategy with camp providers.

Our approach to attract camp providers is direct sales and the pull through strategy mentioned above. Direct sales strategy will include calls and emails to camp providers with a focus on mid-size and large camp providers, especially franchises.

Achievements: Completed pilot campaigns for parents and experienced 5-10% response rates which is way above typical marketing click-through rates of 2-3.5%. With no paid marketing and only an initial engagement with camps we saw interest from an estimated 10% of the Central Houston market, which we expect to increase once we ramp our sales efforts and launch the registration system.



Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: Tudor Palaghita

Position: President, CEO, Secretary

Dates: 10/8/2018 – Current

Responsibilities: Cashflow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development

Experience & Bio:

 I have spent several years trying to find and plan enriching and meaningful summer camps for my two little girls in the Houston area. Hours of online searching, talking to friends, creating spreadsheets and texting with other parents to coordinate camps have convinced me there has to be a better way.

With a PhD in Aerospace Engineering, I have spent over 10 years developing state of the art, highly engineered hardware systems. I understand requirements, technology, and what it takes to build a successful product. As a father and an engineer, I am obsessed with details and optimizing the platform to deliver unparalleled experiences for parents and value for camp providers. I run the daily operations and oversee the Camppedia technology and platform development.

Name: Ana Palaghita

Position: Treasurer

Dates: 10/8/2018 – Current

Responsibilities: Product management, marketing, financial services, budgeting

Experience & Bio:

As a working mother with two kids, I experienced first-hand the stress of planning for the summer.

I am bringing over 15 years of experience in financial services, designing products and digital experiences to delight customers. I have effectively optimized marketing budgets in excess of $200M and managed large tech development teams and I am excited to use all this experience in making Camppedia an amazing platform. At Camppedia – I am responsible for product management & marketing.

Name: Andres F. Diaz Avila

Position: Vice-President of Development

Dates: 10/8/2018 – Current

Responsibilities: Input on user experience design and pricing model.

Experience & Bio:



My wife and I live in California and recently had our first child. Just like most new parents, child care that meets our needs is a top concern. I want to turn that around with Camppedia and bring the fun back to summer camp planning.

I am an e-commerce veteran. Since the mid 2000s I have been helping fortune 100 retailers and brands around the world start or accelerate their digital transformation. Leveraging people, technology and processes, I developed back and front-end operations to meet the continuous evolving expectations of today's customers. Most recently I took the Chief of Staff role for the Digital channels of a $17B specialty retailer. I leverage my business and digital acumen to build a unique customer experience and best in class operational model at Camppedia.

The following individuals are members of the Issuer's Board of Directors.

Name: Tudor Palaghita
Position: Board Member
Dates: 10/8/2018 – Current

Description of Current Capital Structure

Tudor Palaghita owns 73% of Camppedia, whilst Ana Palaghita owns 22% of Camppedia and Andres Diaz owns 5%. Through the LetsLaunch campaign, the issuer is seeking to raise a further USD$40,000-USD$107,000.

In addition to the above, Camppedia plans to raise approximately $65,000 from founders and officers personal funds through a debt instrument, to be executed in the next few months. This statement does not represent a firm commitment and the contributors reserve the right to modify the amount or timing at their sole discretion. In the normal course of doing business we may issue additional stock grants to service providers or new officers.

During the LetsLaunch campaign (this Offering) or at times after the end of this offering, Camppedia may seek to raise additional funds from accredited investors outside the LetsLaunch platform.

Existing Securities
The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Common Stock	10,000,000	5,131,500	Yes



Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Tudor Palaghita	3,746,723	73%
Ana Palaghita	1,130,931	22%

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

The Company, at its sole discretion, as governed by the terms of the Company Agreement, may issue additional common stock to employees and officers, which may result in dilution of existing stockholders and investors in this Offering. Additionally, the Company, at its sole discretion, as governed by the terms of the Company Agreement, may issue additional securities, which may result in the dilution of existing stockholders and investors in this Offering.

Other Exempt Offerings

Offering Date	Exemption Type	Securities Offered	Proceeds

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

As of May 31, 2019

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

Tudor Palaghita	$17,104	1% APR	June 30, 2020	interest and principal are due at maturity with no interim payment required; no prepayment penalty
Ana Palaghita	$825	1% APYR	June 30, 2020	interest and principal are due at maturity with no interim payment required; no prepayment penalty

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
4. Any immediate family member of any of the foregoing persons

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

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Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	USD$40,000	USD$107,000
Offering Expenses	USD$1,200	USD$3,210
Net Proceeds	USD$38,800	USD$103,790
Use of Net Proceeds	The funds will be used for four expense categories: tech development, advertising, sales & support staff, and general administrative expenses. The specific amount allocated for each category will depend on the total amount raised through this offering and management's assessment of the most effective use of funds to achieve company goals.	The funds will be used for four expense categories: tech development, advertising, sales & support staff, and general administrative expenses. The specific amount allocated for each category will depend on the total amount raised through this offering and management's assessment of the most effective use of funds to achieve company goals.

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

EXAMPLES INCLUDE:

General Economic Conditions Risks



The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on user enrollment and usage and adoption by camp providers. Camppedia may not reach the targeted user growth and the usage of the platform as a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions may also affect the disposable income of parents while high unemployment would decrease the need for camps.

Competition Risks

The market for online platforms is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of the quality of our product. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors or competitors who have more resources could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Our Company is subject to regulatory oversight by certain governing and regulatory bodies. Furthermore, future Regulation may create limitations on how users participate socially and/or financially on the platform. New technologies/ service areas which have yet to be regulated can be adversely affected by litigation and complaints from customers or these governing and oversight bodies. . Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the Company.

Information Security Risks

Our Company relies on information security systems and technologies for our online platform. Our business depends on the ability to protect these systems and the information contained therein from theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems

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or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, several expenses must be incurred, which may require additional capital or financing. If the Company is unable to obtain the additional financing it needs, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure. Furthermore, delays or difficulties in filling management positions as the company grows may adversely impact our ability to grow or deliver on financial projections. In this early stage of the company, any sudden inability of a key member of management to work could result in a significant setback which could affect revenues or operations.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Legal Matters

Conversion to Equity

As governed by the terms of the Crowd Note, the Crowd Note(s) will automatically convert to common stock in the event certain qualified conversion events occur:

1. Qualified Equity Financing: upon the occurrence of a Qualified Equity Financing, the Crowd Note shall automatically convert without any further action on the part of either the Issuer or the investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

2. Corporate Transaction: in the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate

Transaction and the investor shall receive the higher value received by either: (i) obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or (ii) obtaining the Corporate Transaction Payment.

3. At or After Maturity: commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to: (i) require the Company to pay the Outstanding Loan Balances, or (ii) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay the holder cash equal to such fraction multiplied by such price per share.

4. Mechanics of Conversion: as promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. Note Completion. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to the Crowd Note.

Such terms as Conversion Shares, Conversion Price, Corporate Transaction, Corporate Transaction Payment, Outstanding Loan Balance, and Qualified Equity Financing are defined in the Crowd Note.

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer, or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Camppedia, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.
   b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been



the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the Regulation Crowdfunding exemption under Regulation Crowdfunding.

Dilution

The Crowd Notes will initially be treated as a debt security. Should certain conversion events take place, the Crowd Notes will convert to common stock, per the Crowd Note agreement. An investor's ownership resulting from the purchase of the Securities described in this Disclosure, if converted to common stock, could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you would own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including other convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each Crowd Note and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment

LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will hold convertible notes that may convert to common stock if qualified conversion events occur. In the event of conversion, investors in this Offering will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will



have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms

Investors may not modify the terms of the investment set forth in the Crowd Note, unless The Crowd Note contains provisions for modification, in which case The Crowd Note may be modified in line with these provisions.

Tax Considerations

The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of tax documents to investors (e.g. Schedule K-1), if required.   Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation

Convertible notes allow the Issuer to delay establishing a valuation. Before making an investment decision, an investor should carefully consider the valuation cap and discount contained in the terms of this Offering. Such valuation caps and discounts may not be appropriate, and investors should conduct their own independent assessment of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.
2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.
3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. When the Issuer raises additional, future capital in the form of a priced round, meaning a valuation will be established at that point, future investors may value the company or its assets differently than current or prospective investors, including those that participate in this Offering.



Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

The annual report may be found in an email sent to investors.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);
3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;
4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.

letslaunch

Financial Statements

Overview of Financials

Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ 0	$ 0
COST OF GOODS SOLD	$ 0	$ 0
EBITDA	$ 0	-$ 4,561
TAXES PAID	$ 0	$ 0
NET INCOME	$ 0	-$ 4,561

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$ 0	$ 0
ACCOUNTS RECEIVABLE	$ 0	$ 0
TOTALS ASSETS	$ 0	$ 0
SHORT-TERM DEBT	$ 0	$ 0
LONG TERM DEBT	$ 0	$ 4,561



Appendix A – Detailed Financial Statements